December 21, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Iconic Brands, Inc.
Registration Statement on Form S-1 File No. 333-227420

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 1:00 p.m. ET on Wednesday, December 26, 2018, or as soon thereafter as is practicable.

Please direct any comments or questions to our counsel, Brian A. Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ Richard DeCicco

Richard DeCicco, President